pla
3/3

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
200

11017599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIANCO FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1691 MICHIGAN AVENUE, SUITE 240
(No. and Street)

MIAMI BEACH	FLORIDA	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA ROGER (305) 492-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144-2078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk

OATH OR AFFIRMATION

I, MARIA ROGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIANCO FINANCIAL, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Florida
County of Miami Dade
On this 24 day of February 2011
before me personally appeared
Maria Roger
to me known to be the person who executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed
SEAL (signed) Andra Campbell
NOTARY PUBLIC

<u>BIANCO FINANCIAL, INC.</u>

<u>FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2010</u>

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Bianco Financial, Inc.

We have audited the accompanying statement of financial condition of Bianco Financial, Inc. (a Florida Corporation) as of December 31, 2010, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bianco Financial, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida
January 27, 2011

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

BIANCO FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 315,853	
Deposits with Clearing Organizations	260,732	
Money Market Funds - Principal Trading Account	1,800,000	
Prepaid Expenses and Other Current Assets	28,988	
Total Current Assets		$ 2,405,573
OTHER ASSETS		
Lease Security Deposit	$ 25,000	
Utility Deposit	600	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $38,973	53,584	
Total Other Assets		79,184
TOTAL ASSETS		$ 2,484,757

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable - Trade	$ 3,980	
Equipment Financing Payable	11,398	
Accrued Expenses	25,100	
Total Current Liabilities		$ 40,478
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - and Outstanding - 1,000 Shares	$ 1,000	
Additional Paid-In Capital	9,212,246	
Retained Earnings (Deficit)	(6,768,967)	
Total Stockholders' Equity		2,444,279
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,484,757

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

BIANCO FINANCIAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Commissions	$ 154,077	
Interest Income	3,264	
Total Revenues		$ 157,341
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,662,949	
Clearance, Quotation, and Communication Costs	113,207	
Occupancy Expense	73,206	
Taxes, Other than Income Taxes	10,340	
Depreciation	19,136	
Other Operating Expenses	112,357	
Total Operating Expenses		1,991,195
(LOSS) FROM OPERATIONS		$ (1,833,854)
INTEREST EXPENSE		163
(LOSS) BEFORE INCOME TAXES		$ (1,834,017)
CORPORATE INCOME TAX		-
NET (LOSS)		$ (1,834,017)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

BIANCO FINANCIAL, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 2010	1,000	$ 1,000	$ 7,212,246	$ (4,934,950)	$ 2,278,296
Contribution of Capital	-	-	2,000,000	-	2,000,000
Net (Loss) for the Period	-	-	-	(1,834,017)	(1,834,017)
Balance - December 31, 2010	1,000	$ 1,000	$ 9,212,246	$ (6,768,967)	$ 2,444,279

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

BIANCO FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES		
Net (Loss)	$ (1,834,017)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	19,136	
Donation of Property and Equipment at Net Book Value	1,425	
Changes in Operating Assets and Liabilities:		
(Increase) in Deposits with Clearing Organizations	(25,722)	
(Increase) in Money Market Funds - Principal Trading Account	(1,800,000)	
(Increase) in Prepaid Expenses and Other Assets	(28,740)	
Increase in Accounts Payable and Accrued Expenses	17,311	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (3,650,607)
FINANCING ACTIVITIES		
Capital Contribution from Stockholder	$ 2,000,000	
Payments on Equipment Financing Payable	(5,626)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,994,374
(DECREASE) IN CASH		$ (1,656,233)
CASH AT BEGINNING OF YEAR		1,972,086
CASH AT END OF YEAR		$ 315,853
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 163
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was formerly known as IBG Trading, Inc., but changed its name in October 2010 to Bianco Financial, Inc. In April 16, 2008, pursuant to a Certificate of Conversion, the Company which was a Limited Liability Company converted to a Florida profit corporation.

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through its clearing firms and does not hold customer funds or customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis. All trading, investment and restricted securities, if any, are valued at quoted market price and any unrealized gains or losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at four commercial banks.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through January 27, 2011, which is the date the financial statements were issued.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing brokers, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2010 the Company's "Net Capital" was more than its minimum requirement, and more then one hundred twenty percent (120%) of its minimum requirement, and at no time during the year 2010 was the net capital short of the minimum requirement.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space under a lease expiring March 31, 2016.

Minimum rentals including sales tax under this lease are as follows:

Year Ended December 31	
2011	$ 77,656
2012	79,980
2013	82,390
2014	84,864
2015	87,402
2016	22,281
	$ 434,573

NOTE 5 - FULLY DISCLOSED CLEARING AGREEMENTS

In November 2010, the Company entered into a fully-disclosed clearing agreement with Penson Financial Services, Inc. This agreement calls for the Company to maintain a deposit balance of $250,000 in an account maintained by Penson.

During the year ending December 31, 2010, the Company ended its fully-disclosed clearing agreement with Goldman Sachs and the funds on deposit with Goldman Sachs were returned to the Company.

During the year ending December 31, 2010, the Company had a fully-disclosed clearing arrangement with Interactive Brokers, LLC. The funds on deposit as of December 31, 2010 were $ 10,732. Refer to Note 7 for discussion regarding the termination of the fully-disclosed clearing agreement with Interactive Brokers, LLC.

NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's net operating loss carry forwards of approximately $2,980,000 give rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $ 1,093,000. For the year ended December 31, 2010, the valuation allowance increased by approximately $656,000.

The Company's operating loss carry forwards of approximately $ 2,980,000 will expire through the year 2030.

The Federal and State income tax returns of the Company for 2008 and 2009 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The company maintains its bank accounts at four (4) different financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2010, the Company had uninsured funds of $ 10,010.

NOTE 8 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (January 27, 2011) there has been only one material subsequent event which needs to be disclosed in the accompanying financial statements. The Company terminated its clearing agreement with Interactive Brokers LLC. and the funds on deposit with Interactive Brokers of $ 8,732 were returned to the Company.

SUPPLEMENTARY INFORMATION

BIANCO FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

NET CAPITAL		
Total Stockholders' Equity		$ 2,444,279
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 2,444,279
Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses and Other Assets	$ 29,588	
2. Net Property and Equipment	53,584	
3. Lease Security Deposit	25,000	108,172
Net Capital Before Haircuts on Security Positions		$ 2,336,107
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	-	
d. Undue Concentration	-	-
Net Capital		$ 2,336,107

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

BIANCO FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 3,980	
Accrued Expenses and Equipment Financing Payable	36,498	
Total Aggregate Indebtedness		$ 40,478
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 2,699
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 2,236,107
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ 2,216,107
Percentage of Aggregate Indebtedness to Net Capital		1.73%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

BIANCO FINANCIAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

BIANCO FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firms used during the year ended December 31, 2010 were Interactives Brokers, LLC, Goldman Sachs, and Penson Financial Services, Inc.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Bianco Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bianco Financial, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 27, 2011

BIANCO FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS